April 14, 2008

VIA EDGAR

Mail Stop 7010
Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calton, Inc.
Comment Letter Dated March 26, 2008
Form 10-KSB for the year ended November 30, 2007
File No. 1-8846

Dear Mr. Decker:

This letter is provided in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) to Vicky F. Savage, Acting Chief Financial Officer of Calton, Inc. (the “Company”), by letter dated March 26, 2008.  The Staff’s comments and the responses thereto are set forth below.

Form 10-KSB for the fiscal year ended November 30, 2007

General

1.
Comment – Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response – The proposed disclosures are set forth in the responses to the comments set forth below and will be developed, to the extent applicable, in future filings.

Item 6 – Management’s Discussion and Analysis or Plan of Operation, page 5

Summarization of Contractual Obligations and Commercial Commitments, page 8

2.
Comment – It appears that you have appropriately included the estimated interest payments on your short-term debt within your table of contractual cash obligations.  Please disclose any assumptions you made to derive the amount of estimated interest payments on your short-term debt.

Response – The amount of the short-term debt obligation included in the table by the Company was based upon the contractual interest rate of the debt equal to the prime rate plus 1% per annum (8.5% at November 30, 2007); the expected debt maturity of June 30, 2008, along with any expected repayments of debt due to home sales pursuant to the terms of the debt agreement.  We will disclose our assumptions in a note to the table of contractual obligations in future filings.

Securities and Exchange Commission

April 14, 2008

Financial Statements

General

3.
Comment – We note your disclosure on page 5 that gross margins on homebuilding revenues decreased in 2007 compared to 2006 due to discounted sales prices on inventory homes and sales incentives given.  If you are using any incentives other than a decrease in the sales price of the home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66.

Response – Other than a decrease in the sales price of the home, we gave sales incentives in 2007 that were designed to provide a purchase incentive to each individual buyer.  Those incentives included painting, putting up fences, providing decorating and landscaping allowances, paying certain closing costs, and providing community golf club memberships.  Additionally, for some buyers we provided structural additions, such as a Jacuzzi, a screen enclosure, a pool house or an outdoor kitchen.

The incentives offered are common in the home building industry, and are negotiated prior to the closing of the sale of a home.  The Company recognizes revenue at the time of closing and title transfer, which is dependent on a final walkthrough and acceptance of the home by the buyer.  Additionally, as we meet all of the sale consummation criteria of paragraph 6 of SFAS 66, we do not believe that the incentives affect our revenue recognition.  We will enhance our disclosures related to sales discounts and incentives in future filings with the SEC.

4.
Comment – We note your presentation of comprehensive income on page F-14.  Paragraph 22 of SFAS 130 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements.  As such, please present your statement of comprehensive income within (1) your statement of operations, (2) your statement of equity, or (3) as a separate financial statement.  Please revise accordingly.

Response – In future filings of our Form 10-KSB, we will present a statement of comprehensive income within our statement of operations.

5.
Comment – Regarding your sale of equity securities that were classified as available-for-sale, please tell us how you classified the related amount in your statement of cash flows.  Refer to paragraph 18 of SFAS 115.

Response – In 2006, the Company had included $116,000 of available-for-sale investments in the prepaid expenses and other assets line item of $157,000.  These investments were sold in 2007, and the proceeds were netted in the change in prepaid expenses and other assets within cash flows from operating activities.  The Company acknowledges the Staff’s comment, and in future filings, assuming the Company either purchases or sells available-for-sale securities, cash flows from those transactions will be classified in cash flows from investing activities in accordance with SFAS 115.

Securities and Exchange Commission

April 14, 2008

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-7General

6.
Comment – Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.

Response – Cost of sales includes land, direct costs, and indirect costs associated with homes sold.  Direct costs consist of preconstruction costs, such as permitting, surveys, and site preparation and amounts paid to subcontractors for construction materials and labor.  Indirect costs consist of overhead, indirect labor, real estate taxes, capitalized interest, closing costs, incentives given, and estimated future costs for home warranties.

Selling, general and administrative expenses represent the operations at the Company’s business offices located in the sales model in the Pointe West development in Vero Beach, Florida, and our two corporate offices in Vero Beach, Florida and Red Bank, New Jersey.  These expenses include rents and maintenance of our models and offices; personnel and costs related to marketing, advertising, human resources, corporate accounting, public reporting and training; and professional fees such as audit, legal and consulting.

We have added this disclosure in our Form 10-QSB for the quarter ended February 29, 2008 in response to the Staff’s comments.

Inventory, page F-8

7.
Comment – We note your inventory impairment charge of $677,000 during the year ended November 30, 2006.  In this regard, please separately present your accounting policy concerning impairment of inventory and address the following:

●	Please expand your disclosures to describe the steps that you performed to review your (i) land, (ii) homes under construction and (iii) speculative and model homes for impairment;

Securities and Exchange Commission

April 14, 2008

●
Separately quantify and address any write-offs related to each of these above referenced inventory components.  Discuss how you determined the amount of the write-off that was necessary.  Please explain the main assumptions you used in this determination as well as your basis for these assumptions.  In addition, please consider providing a sensitivity analysis showing the effect of a 10% change in each of your significant assumptions;

●	Address the determining factors you have identified to assess the appropriateness of moving forward with land development or to write-off related amounts; and

●	Please disclose how you determine net realizable value.

Please expand your disclosures to provide information as to know trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Response – We have added the following paragraphs to our impairment evaluation and inventory disclosures in our Form 10-QSB for the quarter ended February 29, 2008 in response to the Staff’s comments.

The Company records valuation adjustments on land inventory, homes under construction and speculative and model homes when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than their carrying amounts.  Such indicators include gross margin or sales paces significantly below expectations, construction costs or land development costs significantly in excess of budgeted amounts, increased interest rates, the potential need to offer increasing sales incentives, significant delays or changes in the planned development of a residential project being undertaken by the Company, and other known qualitative factors.

The Company also considers potential changes to the product offerings in its residential projects and any alternative strategies, such as the sale of the land either in whole or in parcels.  Weakened market conditions that arose during the fiscal year ended November 30, 2006 resulted in lower than expected contracts of sale, revenues and gross margins.  As a result, the Company’s land, homes under construction and speculative and model homes demonstrated potential impairment indicators and were accordingly tested for impairment by comparing the expected cash flows for these assets to their carrying value.  For those assets having carrying values that exceeded the expected cash flows, the Company calculated the net realizable value of the asset.  Impairment charges are then recorded if the net realizable value of the asset is less than its carrying amount.

Due to continued pressure on home prices symptomatic of excess home inventories in the market in which the Company operates, the Company recorded an inventory impairment charge of $677,000 during the fiscal year ended November 30, 2006.  Approximately 66% of these impairment charges were recorded to land and 34% to speculative and model homes.

Securities and Exchange Commission

April 14, 2008

The Company determines the net realizable value of its land, homes under construction and speculative and model homes by estimating the current market prices for which the land and the homes could be sold, reduced by selling costs.  Significant estimates include expected average selling prices; sales incentives; and anticipated land development, construction and overhead costs.  For current market values, recent sales data from the county appraiser’s and real estate association’s Web sites is obtained and factors of location, size and amenities are compared to the Company’s properties.  The Company also monitors the sales prices of other homes in each respective community and attempts to identify any pertinent sales trends in its local market.  The Company’s estimated selling costs include the standard closing costs, sales commissions, and home warranties.

Due to uncertainties in the estimation process such as the significant volatility in demand for new housing and the long life cycle of certain residential development projects, actual results could differ from such estimates.  No impairment charges were recorded during the fiscal year ended November 30, 2007; however, if market conditions deteriorate or costs increase, it is possible that the Company’s estimates of the net realizable value of its inventory may decline, resulting in future impairment charges.   For example, a negative 10% change in our assumptions would have resulted in an impairment charge of $229,000 recorded to land during the fiscal year ended November 30, 2007.

Note 2 – Liquidity and Management’s Plans, page F-10

8.
Comment – Please revise your going concern disclosure to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern.  Specifically, please revise your disclosure to include:

●	The possible effects of such conditions and events;

●	Your evaluation of the significance of the conditions and events and the mitigating factors; and

●	Whether there is any possibility that you would discontinue operations.

Response – We have revised the going concern disclosure from our Form10-KSB 2008 in response to the Staff’s comments as follows.  Future filings will reflect these revisions.

The Company’s consolidated financial statements are prepared on a going concern basis, which assumes that it will realize its assets and discharge its liabilities in the normal course of business.  As reflected in the financial statements, the Company has incurred a loss from continuing operations of $1,043,000 during the fiscal year ended November 30, 2007. Continuing the downward trends that began in 2006, conditions in the overall housing market were challenging throughout 2007 and became increasingly difficult as the year progressed. Several factors weighed on the housing industry during the year, including an oversupply of new and resale homes available for sale; rising foreclosure activity; heightened competition for home sales; turmoil in the mortgage finance and credit markets; diminished real estate speculation; and decreased consumer confidence in purchasing homes. The Company’s results for 2007 reflect the impact of these difficult conditions.

Securities and Exchange Commission

April 14, 2008

Management believes the fundamentals that support homebuyer demand in the Company’s construction area, in the long-term, remain solid and the current market conditions will moderate over time; however, the duration and severity of the current market conditions cannot be predicted.  The Company continues to adjust operations in response to market conditions by reducing unsold inventory and lowering expenses. The Company is also working to reduce the costs of constructing homes, although in many cases, cost savings will not be realized until future periods.

Although inventories were reduced by 37% during fiscal 2007, the Company still has significant completed and work-in-process inventories of approximately $2.5 million and developed lots of approximately $0.8 million, which are collateral for its credit facility with a $2.2 million balance at November 30, 2007.  The terms of the facility limit future funding to the completion of existing speculative homes under construction for which a sales contract providing for at least a 10% customer deposit has been signed.  Maximum available borrowings are reduced as each of these homes is sold.  The maximum amount available under the current facility, which was renewed in December 2007 and expires in July 2008, is $2.8 million.  Under the restrictive terms of the credit facility, the Company has reduced its debt by 39% and significantly cut debt-service costs.  However, debt repayment and inability to borrow additional funds have negatively impacted cash flows. Since it is not possible to predict the future terms or even the availability of financing beyond the expiration of the current credit facility, the Company may have difficulty in continuing to obtain the financing required to operate the business. The Company may not generate sufficient cash flow from operations and borrowings may not be in an amount sufficient to sustain operations.  Should this occur, the Company will need to raise additional debt or equity capital from external sources, which it may not be able to do on favorable terms or at all.

These conditions raise doubt as to the Company’s ability to continue its normal business operations as a going concern.  As of November 30, 2007, the Company had $1,805,000 in working capital.  However, this working capital includes significant inventory of homes and developed and undeveloped land which must be liquidated in order to cover operating costs and debt-service obligations. The Company’s ability to meet its debt service and other obligations will depend upon its future performance.  While no assurance can be given that the Company will be successful, the Company has no current plan to discontinue operations.

Securities and Exchange Commission

April 14, 2008

Note 8 – Related Party Transactions, page F-15

9.	Comment – Please help us understand your accounting for the transaction with AFP Enterprises, Inc. Specifically, please address the following:

●	Please tell us whether you and AFP Enterprises, Inc. are considered to be under common control. Tell us the specific facts and circumstances that led you to this conclusion. Refer to EITF 02-5;

●
Please tell us how you accounted for the differences between the contract prices of the homes sold to AFP Enterprises, Inc. and the costs of the homes.  Specifically, tell us how you recorded these amounts on your financial statements.  Tell us how you determined this was appropriate in light of your relationship with AFP Enterprises, Inc.; and

●	Please tell us what consideration was given to paragraph 29 of SFAS 13 in the accounting for the sale-leaseback arrangement with AFP Enterprises, Inc.

Response –

●
In reference to EITF 02-5, paragraph 3, part b, common control takes under consideration 'voting' ownership of the entities involved.    The Company’s ownership is comprised of the following Caldarone family members:  Anthony and Joyce Caldarone - 40%,  Maria Caldarone - 11.1%, and Mark Caldarone - 0.02%, for a total of  51.12%.

AFP Enterprises, Inc. (“AFP”) is owned by members of the Caldarone family.  Anthony Caldarone is the sole voting shareholder (29%), and the other nonvoting shareholders are:  Joyce Caldarone - 29%, Maria Caldarone -14%, Mark Caldarone - 14% and Christopher Caldarone - 14%.  Mr. Caldarone holds 100% of the ‘voting’ ownership interest in AFP, and therefore, we believe the entities would be considered under 'common control'.

●
AFP made an offer to buy the homes at our estimated cost at completion plus a margin of 10%, which was the average margin of previous sales in 2007, excluding the model home which was not considered to be a typical sale.  The transactions were reviewed and approved by the Audit Committee and the Board of Directors of the Company, in accordance with “Related Party Transactions” under Section III, Item 2, of the Company’s Code of Conduct, and thereby deemed appropriate.  The Company’s Code of Conduct can be found on the Company’s website, www.caltoninc.com.

Securities and Exchange Commission

April 14, 2008

As is the Company’s practice, the contracts were written showing the list prices of the homes as the sales prices and the differences between the list prices and agreed upon sales prices shown as sales concessions.  The contract sales prices comprise the amount in the Revenue, Related Party line on the Company’s Statement of Operations, while the Cost of sales, Related Party line contains all direct and indirect construction costs, including the sales concession given.

●
In accordance with SFAS 13, the Company performed an analysis to determine whether the seller-lessee relinquished substantially all or a minor part of the property.  SFAS 13, paragraph 7, provides for a 90 percent recovery test to be used as a guideline.  If the present value of a reasonable amount of rental income for the leaseback represents 10 percent or less of the fair value of the asset sold, the seller-lessee could be presumed to have transferred to the purchaser-lessor the right to substantially all of the remaining use of the property sold, and the seller-lessee could be presumed to have retained only a minor portion of such use.

Using the criteria set forth in paragraph 7, the Company determined that the net present value (NPV) is less than 10 percent of the fair value of property sold.  The Company retains more than a minor use of the property, but not a substantial use; thus, the profit recognized by the Company is reduced by the NPV of future lease payments; recorded as deferred revenue, and amortized over the lease term of 12 months.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 14, 2008

We hope that we have been responsive to each of the issues raised by you in your letter dated March 26, 2008.  If you have any questions with any position taken by us in this letter, we respectfully request that you contact me directly to address the issue of particular concern.  I can be reached at (772) 794-1414.

Very truly yours,

VICKY F. SAVAGE
Acting Chief Financial Officer & Treasurer

VFS/db
cc: Philip D. Forlenza
Jeffrey Gordon